Exhibit 12

FIRST BANCORP
COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
(In thousands, except for ratios)
(Unaudited)

	Years Ended December 31,
	2009		2008		2007		2006		2005
Including Interest on Deposits:
Earnings:
Income before income taxes	$97,877		35,125		34,960		30,725		32,919
Fixed charges	49,075		61,483		69,837		54,856		33,006
Total earnings	$146,952		96,608		104,797		85,581		65,925

Fixed charges:
Interest on deposits	$45,518		53,241		59,553		46,032		28,516
Interest on borrowings	3,377		7,947		9,886		8,400		4,085
Amortization of debt issuance costs	—		115		219		239		237
Interest portion of rental expense (1)	180		180		179		185		168
Total fixed charges	$49,075		61,483		69,837		54,856		33,006
Preferred dividend requirements	3,169		—		—		—		—
Total fixed charges and preferred dividends	$52,244		61,483		69,837		54,856		33,006

Ratio of earnings to fixed charges, including interest on deposits	2.99	x	1.62	x	1.50	x	1.56	x	2.00	x
Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	2.81	x	1.62	x	1.50	x	1.56	x	2.00	x

Excluding Interest on Deposits:
Earnings:
Income before income taxes	$97,877		35,125		34,960		30,725		32,919
Fixed charges	3,557		8,242		10,284		8,824		4,490
Total earnings	$101,434		43,367		45,244		39,549		37,409

Fixed charges:
Interest on borrowings	$3,377		7,947		9,886		8,400		4,085
Amortization of debt issuance costs	—		115		219		239		237
Interest portion of rental expense (1)	180		180		179		185		168
Total fixed charges	$3,557		8,242		10,284		8,824		4,490
Preferred dividend requirements	3,169		—		—		—		—
Total fixed charges and preferred dividends	$6,726		8,242		10,284		8,824		4,490

Ratio of earnings to fixed charges, excluding interest on deposits	28.52	x	5.26	x	4.40	x	4.48	x	8.33	x
Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	15.08	x	5.26	x	4.40	x	4.48	x	8.33	x

(1)	Estimated to be one-third of rental expense.